Exhibit 99.1

Grab Announces Updates To Its Board of Directors

NEW YORK, December 1, 2025 – Grab Holdings Limited (NASDAQ: GRAB, the “Company” or “Grab”), today announced updates to its board of directors (the “Board”). With effect from December 1, 2025, Laura Franco, former Executive Vice President and General Counsel of Madison Square Garden Entertainment Corp. and Sphere Entertainment Co., will join the Board as an independent director. Effective from the same date, Ng Shin Ein will retire from the Board.

“I am pleased to welcome Laura Franco to the Board of Directors. As Grab continues to pursue sustainable growth while accelerating innovation towards our key strategic bets, Laura’s extensive legal and regulatory experience will be an asset to our board,” said Anthony Tan, Group Chief Executive Officer and Co-Founder, Grab. “As we welcome Laura, I want to extend my deepest gratitude to Ng Shin Ein for her dedication and invaluable service on the Board over the last five years. She has brought insightful guidance that played an important role in our growth and success.”

Effective from December 1, 2025, Steven Tishman, a current independent director of Grab, will serve as a member of the Audit Committee and of the Compensation Committee, and Laura Franco will serve as a member of the Nominating Committee in place of Steven Tishman.

Ms. Franco served as Executive Vice President and General Counsel of Madison Square Garden Entertainment Corp. and Sphere Entertainment Co. from February 2024 to October 2025. Previously, Ms. Franco served as Chief Legal and Compliance Officer at Bumble Inc., a social networking company, from November 2020 to February 2024. Prior to that, Ms. Franco served in various positions at Paramount Global Inc. (previously ViacomCBS) (as well as CBS Corporation and Viacom Inc. prior to their merger in 2019), a media and entertainment company, since 1995, including Executive Vice President, General Counsel of the CBS business of ViacomCBS from December 2019 to November 2020 and Executive Vice President and General Counsel of CBS Corporation from March 2019 to December 2019. Prior to joining Viacom Inc. in 1995, Ms. Franco began her career at Simpson Thacher & Bartlett LLP where she practiced mergers and acquisitions and securities law. Currently, Ms. Franco serves on the board of directors of Virgin Voyages. She received her J.D. from Harvard Law School and her Bachelor of Science degree in Economics from The Wharton School of the University of Pennsylvania.

About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic, social, and political conditions, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

For more information, visit www.grab.com.

For enquiries, please contact:
Investors: investor.relations@grab.com
Media: press@grab.com